UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Johnson Controls International plc

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Ordinary Shares, par value $0.01

(Title of Class of Securities)

G51502105

(CUSIP Number of Class of Securities)

Michael R. Peterson

Johnson Controls International plc

5757 North Green Bay Avenue

Milwaukee, Wisconsin 53201

(414) 524-1200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:

Alan M. Klein, Esq.

Kenneth B. Wallach, Esq.

Marisa D. Stavenas, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee*
Not applicable	Not applicable

*	Pursuant to General Instruction D of Schedule TO, a filing fee is not required with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

On May 1, 2019, Johnson Controls International plc (the “Company”) held an earnings conference call during which executives of the Company responded to questions concerning its announced intention to launch a “modified Dutch auction” tender offer to purchase its ordinary shares. An excerpted transcript of the conference call containing a response to questions posed relating to the equity tender offer is included as Exhibit 99.1 to this Schedule TO.

The equity tender offer discussed in this communication has not yet commenced, and there can be no assurances that the Company will commence the equity tender offer on the terms described in this communication or at all. This communication is for informational purposes only. This Communication is not a recommendation to buy or sell the Company’s common stock or any other securities. On the commencement date of the equity tender offer, the Company will file a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related materials, with the United States Securities and Exchange Commission (the “SEC”). The equity tender offer will be made only pursuant to the offer to purchase, the related letter of transmittal and other related materials filed as part of the Schedule TO with the SEC upon commencement of the equity tender offer. When available, shareholders should read carefully the offer to purchase, letter of transmittal and related materials because they will contain important information, including the various terms of, and conditions to, the equity tender offer. Once the equity tender offer is commenced, shareholders will be able to obtain a free copy of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that the Company will be filing with the SEC at the SEC’s website at www.sec.gov or from the Company’s information agent in connection with the equity tender offer.

Item 12	Exhibits

Exhibit No.	Document Description

99.1	Excerpted transcript of Johnson Controls International plc’s earnings conference call on May 1, 2019